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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                        (Amendment No.       )*

                    ALLSTATE FINANCIAL CORP., INC.
                           (Name of Issuer)
                      COMMON STOCK, no par value
                    (Title of Class of Securities)
                               020011102
                            (CUSIP Number)
Corporate Secretary, 2700 S. Quincy St. Ste. 540, Arlington, VA  22206
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)
                           November 3, 1999
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                             SCHEDULE 13D

CUSIP NO.    812070100                        PAGE     2     of       8
                                              Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Walter P. Carucci - Soc. Sec. ####-##-####
    Carucci Family Partners - IRS ID# 11-3146675
    Carr Securities Corp. - IRS ID# 11-2003950
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (b)

    (b)

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    Walter P. Carucci -   PF,  Carucci Family Partners - WC,  Carr
    Securities Corp. - WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Walter P. Carucci - US Citizen, Carucci Family Partners - New York, Carr Securities Corp. - New York
     NUMBER OF      7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          Walter Carucci -  80,000
   OWNED BY EACH         Carucci Family Partners -  120,000
     REPORTING           Carr Securities Corp. - 964
      PERSON        8    SHARED VOTING POWER
       WITH                0
                    9    SOLE DISPOSITIVE POWER
                         Walter P. Carucci - 80,000
                         Carucci Family Partners - 120,000
                         Carr Securities Corp. - 964
                    10   SHARED DISPOSITIVE POWER
                            0
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Walter P. Carucci - 200,964
      Carucci Family Partners - 120,000
     Carr Securities Corp. - 964
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Walter P. Carucci - 8.65%
     Carucci Family Partners - 5.16%
     Carr Securities Corp. - .04%
14   TYPE OF REPORTING PERSON*
        Walter P. Carucci - IN, Carucci Family Partners - PN, Carr Securities Corp. -

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING  EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE  ATTESTATION.

Item 1.  Security and Issuer

      This  statement  relates to the Common Stock,  no  par  value  of

Allstate   Financial  Corporation   (the  "Issuer").    The   principal

executive  offices of the Issuer are located at 2700 S. Quincy  Street,

Suite 540, Arlington, Virginia  22206.

Item 2.  Identity and Background

      This  statement  is being filed on behalf of Walter  P.  Carucci,

Carucci  Family  Partners,  a  New York general  partnership  and  Carr

Securities  Corp.,  a  New York corporation.  The general  partners  of

Carucci  Family Partners are Walter Carucci, Clara Carucci and Mitchell

Carucci.   Walter Carucci has been granted sole and exclusive authority to  purchase,  sell and vote all securities and prepare  and  sign  all

documents  as  set  forth by the exhibited powers  of  attorney.   Carr

Securities  Corp.  is  owned 51% by Clara Carucci  and  49%  by  Walter

Carucci.

      Walter  Carucci's business address is Carr Securities Corp.,  One

Penn  Plaza,  New  York,  NY  10119-0002.  Walter  Carucci's  principal occupation is President of Carr Securities Corp.  During the last  five years,  Walter Carucci has not been convicted in a criminal  proceeding

(excluding  traffic  violations or similar misdemeanors).   During  the

last  five  years, Walter Carucci was not a party to a civil proceeding of  a  judicial  or  administrative body of  competent  jurisdiction  .

Walter Carucci is a citizen of the United States.

      Carucci Family Partners is a New York general partnership located at c/o Carr Securities Corp., One Penn Plaza, New York, NY  10119-0002.

The  principal  business  of Carucci Family  Partners  is  investments.

During  the last five years, Carucci Family Partners was not  convicted in  a  criminal  proceeding (excluding traffic  violations  or  similar

misdemeanors).    During the last five years, Carucci  Family  Partners

was  not  a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

      Clara  Carucci's residence address is 33 Lighthouse  Road,  Great

Neck,  NY  11024.  Clara Carucci has no  principal occupation.   During

the last five years, Clara Carucci has not been convicted in a criminal proceeding  (excluding  traffic violations  or  similar  misdemeanors).

During  the last five years, Clara Carucci was not a party to  a  civil

proceeding   of  a  judicial  or  administrative  body   of   competent

jurisdiction .  Clara Carucci is a citizen of the United States.

     Mitchell Carucci's residence address is 33 Lighthouse Road,  Great

Neck,   NY    11024.   Mitchell  Carucci's   principal  occupation   is

photographer.   During the last five years, Mitchell  Carucci  has  not

been  convicted in a criminal proceeding (excluding traffic  violations

or  similar  misdemeanors).    During the  last  five  years,  Mitchell

Carucci  was  not  a  party  to a civil proceeding  of  a  judicial  or administrative body of competent jurisdiction .  Mitchell Carucci is  a citizen of the United States.

     Carr  Securities Corp. is a New York corporation  located  at  One

Penn  Plaza, New York, NY  10119-0002.  The principal business of  Carr

Securities  Corp.  is  trading.   During  the  last  five  years   Carr

Securities  Corp. was not convicted in a criminal proceeding (excluding

traffic  violations or similar misdemeanors).   During  the  last  five

years, Carr Securities Corp. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source and Amount of Funds or Other Consideration

      The  common stock referred to herein was obtained in open  market

purchases.   Funds  used  by Carr Securities Corp.  were  from  working capital.

Item 4.  Purpose of Transaction

      The  effect of the transaction described in Item 5 herein  is  to cause the beneficial ownership by Walter Carucci to increase above  5%.

The  shares of common stock referred to herein have been  acquired  for investment  purposes.  Neither Walter Carucci, Carucci Family  Partners nor  Carr Securites Corp. has any present intention to take any  action with  respect  to  the matters listed in (b) through  (j)  of  Item  4.

Walter  Carucci  and/or Carucci Family Partners and/or Carr  Securities

Corp.  may dispose of or acquire additional shares of Common  Stock  of the Issuer in privately negotiated transactions, market transactions or otherwise. .  Walter Carucci and/or Carucci Family Partners and/or Carr

Securities  Corp.  intend to exercise their rights as  shareholders  to vote for or against any matter in accordance with their best interests.

 Item 5.  Interest in Securities of the Issuer

          (a)  Walter Carucci may be deemed to be the beneficial owner of an aggregate of 200,964 shares of Common Stock.  Carucci Family

            Partners beneficially owns 120,000 shares of Common Stock.  Carr

            Securities Corp. beneficially owns 964 shares of Common Stock.

            According to the Issuer's Form 10-QSB dated August 16, 1999, as of August 8, 1999, the Issuer had a total of 2,324,616 shares of

            Common Stock outstanding.  Accordingly, (i) Walter Carucci may be deemed to be the beneficial owner of 8.65% of the total shares of Common Stock outstanding, (ii) Carucci Family Partners beneficially owns 5.16% of the total shares of Common Stock outstanding and (iii) Carr Securities Corp.  beneficially owns

            .04% of the total shares of  Common Stock outstanding.  Clara

            Carucci and Mitchell Carucci are not the beneficial owners of any shares of  Common Stock of the Issuer.

          (b)    Walter          Carucci  Family       Carr  Securities
     Clara          Mitchell
                     Carucci            Partners                  Corp.

Carucci        Carucci

Sole Power
to vote/
direct   vote           80,000                120,000               964
0              0

Shared Power
to vote/
direct  vote            0               0               0             0
0

Sole Power
to dispose/
direct
disposition            80,000                120,000                964
0              0

Shared Power
to dispose/
direct
disposition            0               0                0             0
0


          (c) During the past sixty days the following transactions in the shares of Common Stock of the Issuer were effected:

          September 7, 1999: Carr Securities sold 300 shares at $1.125 on the open market.

          September 14, 1999: Carr Securities bought 233,550 shares at $.50 on the open market.

          September 14, 1999: Carr Securities sold 54,000 shares at $.51 on the open market.

          September 14, 1999: Carr Securities sold 25,000 shares at $.52 on the open market.

          September 14, 1999: Carr Securities sold 20,000 shares at $.5175 on the open market.

          September 15, 1999: Carr Securities bought 15,200 shares at $.50 on the open market.

          September 15, 1999: Carr Securities sold 35,000 shares at $.51 on the open market.

          September 17, 1999: Carr Securities sold 1,000 shares at $.5625 on the open market.

          September 28, 1999: Carr Securities sold 500 shares at $.53125 on the open market.

          October 11, 1999: Carr Securities bought 1,000 shares at $.40625 on the open market.

          October 28, 1999: Carr Securities bought 25,000 shares at $.35 on the open market.

          October 28, 1999: Carr Securities bought 5,000 shares at $.30 on the open market.

          October 28, 1999: Carr Securities bought 5,000 shares at $.37 on the open market.

          October 28, 1999: Carr Securities bought 10,000 shares at $.40 on the open market.

          October 28, 1999: Carr Securities sold 5,000 shares at $.365 on the open market.

          October 28, 1999: Carr Securities sold 10,000 shares at $.366 on the open market.

          November 2, 1999: Carr Securities sold Walter P. Carucci 70,000 shares at $.60.

          November  2,  1999:   Carr  Securities  sold  Carucci  Family
          Partners 100,000 shares at $.60.

          November 3, 1999: Carr Securities sold Walter P. Carucci 10,000 shares at $.50.

          November  3,  1999:   Carr  Securities  sold  Carucci  Family
          Partners 20,000 shares at $.50.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Clara Carucci and Mitchell Carucci have transferred to Walter Carucci the power to vote and dispose of any stock of the Issuer held by them.



Item 7.  Material to be Filed as Exhibits

     Exhibit 1.   Power of Attorney of Clara Carucci.

     Exhibit 2.  Power of Attorney of Mitchell Carucci.

                               SIGNATURE

      After  reasonable inquiry and to the best of my knowledge and  be lief,  I  certify that the information set forth in this  statement  is true, complete and correct.



                                   /s/ Walter P. Carucci
                                   Walter P. Carucci

                                   CARUCCI FAMILY PARTNERS

                                   By: /s/ Walter P. Carucci
                                   Walter P. Carucci
                                   General Partner

                                   CARR SECURITIES CORP.
                                   By: /s/ Walter P. Carucci
                                   Walter P. Carucci
                                   President




Dated: November 3, 1999



EXHIBIT 2

                                        POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that, I, Clara Carucci, a general partner of Carucci Family Partners ("CFP"), residing at 33 Lighthouse Rd., Great Neck, New York 11024, hereby appoint Walter Carucci, 17 Battery Place, New York, NY 10004, as my Attorney-in-Fact, to act in my capacity as partner of CFP and for my benefit and for the benefit of CFP and on behalf of CFP with sole and exclusive authority to do the following:

     --  To purchase or sell any security on behalf of Carucci Family
Partners.

     --  To vote any securities now or hereafter held by Carucci Family
Partners.

     -- To prepare and sign all documents required by federal and state securities laws and by the Securities and Exchange Commission with respect to the holdings of Carucci Family Partners.

     I hereby grant to my Attorney-in-Fact full right, power, and authority to do every act, deed, and thing requisite, necessary or advisable to be done concerning the above powers, as fully, to all intents and purposes, as I might or could do if personally present and acting, with full power of substitution and revocation, hereby ratifying and confirming all that said Attorney-in-Fact or substitute shall lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall become effective immediately, and shall not be affected by my disability or lack of mental competence, and shall continue effective until my death; provided, however, that this Power may be revoked by me as to my Attorney-in-Fact at any time by written notice to my Attorney-in-Fact.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of March 1, 1994.

                                                                  /s/
Clara Carucci
                                                                  Clara
Carucci, as Partner,

Carucci Family Partners


STATE/COMMONWEALTH OF NEW YORK  )
                                                             )    ss:
COUNTY/PARISH/BOROUGH OF NASSAU   )

On this 1st day of March, 1994, before me, the undersigned, a Notary Public for the State/Commonwealth of New York, personally appeared Clara Carucci to me known (or to me proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.


                                                         /s/ John D.
Browning
                                                           Notary
Public

                                                              John D.
                              Browning
                                                        Notary Public,
State of New York
                                                          No. 30-
4914718
                                                        Qualified in
                              Nassau County
                                                        Certificate
                              Filed in New York County
                                                          Commission
Expires November 23, 1995




EXHIBIT 3

                                        POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that, I, Mitchell Carucci, a general partner of Carucci Family Partners ("CFP"), residing at 33 Lighthouse Rd., Great Neck, New York 11024, hereby appoint Walter Carucci, 17 Battery Place, New York, NY 10004, as my Attorney-in-Fact, to act in my capacity as partner of CFP and for my benefit and for the benefit of CFP and on behalf of CFP with sole and exclusive authority to do the following:

     --  To purchase or sell any security on behalf of Carucci Family
Partners.

     --  To vote any securities now or hereafter held by Carucci Family
Partners.

     -- To prepare and sign all documents required by federal and state securities laws and by the Securities and Exchange Commission with respect to the holdings of Carucci Family Partners.

     I hereby grant to my Attorney-in-Fact full right, power, and authority to do every act, deed, and thing requisite, necessary or advisable to be done concerning the above powers, as fully, to all intents and purposes, as I might or could do if personally present and acting, with full power of substitution and revocation, hereby ratifying and confirming all that said Attorney-in-Fact or substitute shall lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall become effective immediately, and shall not be affected by my disability or lack of mental competence, and shall continue effective until my death; provided, however, that this Power may be revoked by me as to my Attorney-in-Fact at any time by written notice to my Attorney-in-Fact.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of March 1, 1994.

                                                                  /s/
Mitchell Carucci

Mitchell Carucci, as Partner,

Carucci Family Partners


STATE/COMMONWEALTH OF NEW YORK  )
                                                             )    ss:
COUNTY/PARISH/BOROUGH OF NASSAU   )

On this 1st day of March, 1994, before me, the undersigned, a Notary Public for the State/Commonwealth of New York, personally appeared Clara Carucci to me known (or to me proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.


                                                         /s/ John D.
Browning
                                                           Notary
Public

                                                              John D.
                              Browning
                                                        Notary Public,
State of New York
                                                          No. 30-
4914718
                                                        Qualified in
                              Nassau County
                                                        Certificate
                              Filed in New York County
                                                          Commission
Expires November 23, 1995